

**UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010**

Mail Stop 7010

May 31, 2006

Mr. Mark J. Thomas
Chief Financial Officer
Abrams Industries, Inc.
1945 The Exchange, Suite 300
Atlanta, Georgia 30339-2029

      **RE: Form 10-K for the Fiscal Year ended April 30, 2005
             Forms 10-Q for the Fiscal Quarters ended July 31, 2005, October 31,
             2005 and January 31, 2006
             File No. 1-10146**

Dear Mr. Thomas:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

      If you have any further questions regarding our review of your filings, please direct them to Gus Rodriguez, Staff Accountant, at (202) 551-3752 or, in his absence, to the Nudrat Salik, Staff Accountant, at (202) 551-3692.

                      Sincerely,

                      Rufus Decker
                      Accounting Branch Chief